Strength, Vision and Responsiveness

LAMSON & SESSIONS

2001 Annual Report

About the Company:

With well-recognized brand strength and market leadership, a strategic vision focusing on growth opportunities and a commitment to flexibility and responsiveness, Lamson & Sessions is positioned for long-term sales and earnings growth. The Company consists of three business segments. Carlon provides electrical and telecommunications raceway systems, nonmetallic enclosures, outlet boxes and electrical fittings to the electrical and telecommunications markets. Lamson Home Products offers consumer products such as lighting controls, flexible conduit and fittings, switch and outlet boxes and wireless chimes, which are available through home centers, hardware stores and mass merchandisers for the do-it-yourself home improvement market. The PVC Pipe segment supplies conduit for the telecommunications, electrical distribution and power utility markets.

The Fundamentals of Our Success


High Performance Culture
Information Technology as a Competitive Advantage
Innovative Products and Services
Sustainable Revenue and Profit Growth
Operational Excellence
Customer Satisfaction
Strategic Drivers

Contents:

Financial Summary

(Dollars in thousands, except percentages and per share data)	Fiscal Years Ended 2001	2000	%Fav/(Unfav)
Net Sales	$352,672	$348,733	1
Gross Profit	61,400	88,619	(31)
Operating Income	6,183	34,487	(82)
Net (Loss) Income	(3,843)	21,448	(118)
Diluted (Loss) Earnings Per Share	(0.28)	1.53	(118)
Cash Flow from Operations	30,076	27,521	9
Long-Term Debt	104,266	130,276	20
As a % of Equity	128.4	151.4	15
Equity	81,224	86,029	(6)

Sales


$400
300
200
100
0
in millions
97 98 99 00 01

Operating Cash Flow


$40
30
20
10
0
in millions
97 98 99 00 01

Earnings Per Share


$2.00
1.50
1.00
.50
.00
97* 98 99 00 01

*1997 EPS is before effect of accounting change

Trademarks The following terms used in this annual report are trademarks of Lamson & Sessions and those indicated by the "®" are registered in the U.S. Patent and Trademark Office: Carlon®, Lamson and Lamson Home Products.

ear Fellow Investor:



James J. Abel and John B. Schulze

The decline in earnings in 2001 reflected the overall slump in the U.S. and global economies, which affected all of our markets. Among our major markets, the telecommunications industry was hit especially hard throughout the year, as companies cut capital spending and delayed plans for further build-out of the communications infrastructure. Although unit shipments increased in our PVC Pipe segment, prices for electrical conduit were the lowest we have seen in more than 10 years, impacted by a global imbalance of polyvinyl chloride (PVC) resin supply over demand. Margins were squeezed due to the precipitous decline in selling prices, which outpaced the reduction in our raw material costs. In the electrical distribution and retail markets, many of our customers undertook inventory reduction programs, resulting in less demand for our products.

In response, we acted aggressively to minimize the impact of these adverse market conditions. During the year, we strengthened our Company on a number of fronts:

◦ Organizationally, we completed the integration of two major acquisitions that we made in late 2000 and incorporated them into our business stream. These acquisitions expanded our position in the telecommunications infrastructure market, which, we believe, will provide us greater opportunity for long-term profitable growth when the telecommunications market improves.

◦ We reduced costs throughout all areas of the Company while improving efficiency and enhancing productivity, which helped to diminish the effect of the short-term decline in demand. Further, as demand rebounds, we expect that these cost-cutting measures will enable our manufacturing plants and distribution centers to handle greater unit volumes without significant increases in expenses.

◦ Our market share position remained strong in all of our businesses. We introduced new products and supported our customers with competitive pricing, improved service levels and high quality. With a solid market leadership position, we are maintaining a strong foundation for sustainable long-term growth in sales and earnings.

• Operating cash flow was exceptionally strong at $30 million for the year. This improved performance reflected our focused efforts on working capital management. We actively reduced our inventory level in the face of falling demand, while providing effective oversight of our accounts receivable as many of our customers experienced a tightening credit environment. As a result, we paid down debt by $22 million in 2001. Our aggressive debt reduction program will remain a high priority in 2002.

While Lamson & Sessions is undoubtedly a stronger Company as a result of these actions, our overall financial performance was nonetheless disappointing in 2001. Net sales were $352.7 million, which was relatively flat from the prior year, resulting in a net loss of $3.8 million, or 28 cents per diluted share.

As previously stated, however, as the economic conditions in our key markets declined, we took aggressive steps to reduce risk and improve our operations. Risk reduction was evident in all aspects of the Company, as our associates worked to integrate our acquisitions, improve efficiency, reduce costs, trim the inventory level and limit accounts receivable exposure, particularly in the telecommunications market.

In addition, we were very pleased to achieve favorable resolutions to two significant litigation matters during the year. Most importantly, the decision by the U.S. Court of Appeals to reverse a trial court verdict in the Intermatic patent infringement case not only eliminated a judgment and interest costs in excess of $15 million, but also confirmed that we had pursued the appropriate technical reviews in our product design efforts.

Despite the economic challenges we faced in 2001, especially in the telecommunications infrastructure and PVC Pipe segment markets, we have remained committed to achieving long-term shareholder value through our six strategic drivers:

- **High Performance Culture**
- **Innovative Products and Services**
- **Information Technology as a Competitive Advantage**
- **Sustainable Revenue and Profit Growth**
- **Operational Excellence**
- **Customer Satisfaction**

As we move through 2002 and beyond, these drivers will continue to be the impetus behind our future growth and success.

Looking forward, while it is still too early to predict a full recovery in our major markets in 2002, we do expect to see economic improvement as the year progresses. Housing starts are projected to continue at a relatively strong pace throughout the year. Jobless claims were lower at the beginning of this year, consumer confidence increased and manufacturing activity showed signs of improvement. All of these are indicators of a stronger economy and greater demand for our Company's products.


Sales Per Associate
$400
300
200
100
0
97
98
99
01


Shareholders' Equity
$100
80
60
40
20
0
97
98
99


EBITDA
$50
40
30
20
10
0
97
98
99

We are encouraged by several dynamics involved with our PVC Pipe segment. Our PVC resin suppliers have recently announced price increases based on rising export market demand combined with replenishment of domestic inventory stocks. If these increases hold, we anticipate improvement in selling prices and margins for our pipe products.

Rising consumer confidence and spending are positive signs for our home improvement market. Also, the magnitude of inventory reductions undertaken by major retailers in 2001 is not likely to be repeated. However, we expect margins in our Carlon and Lamson Home Products business segments to be under pressure from higher raw material costs throughout the year, although these pressures should be offset somewhat by the reduction in our overhead cost base resulting from the expense reduction efforts completed during 2001.

We continue to believe the telecommunications infrastructure market will return to strong growth that will be sustained over the long term when the next stage of infrastructure expansion gets under way. Recovery in this market is expected to begin no sooner than the fourth quarter of 2002, with annual growth of 5 to 15 percent projected for 2003 and 2004. This next stage of infrastructure development, focusing on the construction of metropolitan area fiber networks and improved access to commercial and residential markets, is still necessary for telecommunications and cable companies to serve their customers more effectively.

As the recovery takes place, Lamson & Sessions is positioned to take full advantage of it. Our plants are operating more efficiently than ever and our capacity is well distributed geographically. We offer outstanding products and service to meet the demands of our customers. The Company has an excellent management information system and is staffed by a well-motivated and highly trained group of associates.

In a challenging environment where much is beyond our control, it takes strength, vision and responsiveness to succeed. The people and businesses of Lamson & Sessions combine all of those qualities. We thank our associates for their continuing dedication and hard work, as well as our customers and investors for their ongoing support.

On behalf of our Board of Directors, we gratefully acknowledge the outstanding service, energy and counsel of John C. Morley, President of Evergreen Ventures Ltd., LLC and retired President and Chief Executive Officer of Reliance Electric, who is retiring from our Board this year. John's knowledge, experience and incisive thoughts were highly valued during his six-year tenure on the Lamson & Sessions Board.

John B. Schulze
Chairman, President and
Chief Executive Officer

James J. Abel
Executive Vice President, Secretary,
Treasurer and Chief Financial Officer

Strength

amson & Sessions possesses many key strengths that position us well to take advantage of growing markets. These strengths form a solid foundation from which the Company can achieve long-term profitable growth.

Market Strength

As a leader in providing a variety of nonmetallic products for electrical, telecommunications, industrial, residential and utility construction applications, Lamson & Sessions aggressively defended its market position in 2001. Our diverse product line is competitively priced and designed to meet our customers' needs.

Brand Strength

Our Carlon brand is well-recognized, with a strong reputation for technological innovation and high-quality products and service. Architects and engineers specify Carlon products for cable television companies, telephone companies, military installations, various health and education institutional facilites and many other power and communications applications.

Organizational Strength

Dedicated to fostering a culture of continuous improvement and outstanding performance, our associates focus on providing value to our customers and our shareholders. Reducing costs and improving efficiency to enhance productivity and maximize customer satisfaction are key components of our culture.

Product Strength

Our expertise in thermoplastic processing is well known. We pioneered trenchless technology for electrical, telecommunications and waste-water markets and consistently have developed innovative electrical and cable management products.

IT Capability Strength

Initiatives in information technology have enhanced customer service and generated competitive advantages for the Company. For example, Carlon's eConnect business-to-business Web site allows quick access to information on orders, pricing and delivery, while our Enterprise Resource Planning (ERP) system has brought more associates into the decision-making process to improve responsiveness and performance.

Strength Through Acquisitions

Strategic acquisitions have broadened our product lines and strengthened our position in the telecommunications infrastructure market. These acquisitions were fully and successfully integrated in 2001, ensuring that Lamson & Sessions will be a major participant in the long-term expansion of the telecommunications infrastructure market.

Vision

ursuing long-term growth opportunities requires vision and commitment. At Lamson & Sessions, we combine our strengths, capabilities and market leadership with a vision that directs us toward opportunity. Our entire organization is committed to achieving this vision through our dedication to operational excellence and customer satisfaction.

Recognizing Opportunity

Prior to the strategic acquisitions of 2000, the management team at Lamson & Sessions recognized the potential for significant long-term growth in the telecommunications infrastructure market. That opportunity, as we envisioned it then, still exists today. Major players in the telecommunications industry are faced with the need to expand their infrastructure to serve their customers better. Increased capital spending in this market is inevitable as these companies build out their metropolitan area fiber networks that will complement and augment their existing infrastructure. This next stage of the telecommunications build-out will make high-speed data and communications networks a reality for most homes and businesses. Lamson & Sessions enjoys strong relationships with telecommunications companies and their suppliers, and offers the right products to serve their current and future needs as they continue to develop and refine their infrastructure environments. We are poised to take full advantage of the growth in this market as it takes place.

Pursuing Growth

In pursuing our vision for sustainable revenue and profit growth, we continue to focus on market opportunities that stem from our existing strengths and offer excellent potential. We have positioned our Company to attain our goals through strategic investments in people, facilities, technology and product development, which will enhance our ability to serve customers in growing markets.

Associate Development

Our commitment includes promoting life-long learning among our associates, enhancing their skills through specialized training, providing the tools and resources they need and empowering them to deliver the highest level of service to customers and value to shareholders. Emphasizing continuing education and development for our associates helps improve productivity, enhance efficiency and increase profitability through a shared strategic focus.

Responsiveness

lexibility and responsiveness are integral to our culture at Lamson & Sessions. Armed with our strengths and directed by our vision, we are able to respond effectively and in whatever way necessary to succeed, even in the face of the most difficult market conditions and the toughest customer demands.

Market Conditions

In response to the market challenges of 2001, Lamson & Sessions took a number of actions that not only minimized the impact of short-term slowdowns in its markets, but also strengthened the Company's operations for the future. We cut expenses throughout the organization, reduced excess capacity, eliminated non-performing product lines and consolidated operations. By rationalizing and streamlining operations during the global economic slump, we increased our long-term prospects for profitability and strengthened our position for growth when our markets recover.

Credit Conditions

The eroding activity level in the general economy and the significant decline in the telecommunications market created several challenging situations regarding our customers' credit quality and our debt leverage in the second half of 2001. We aggressively dealt with the potential accounts receivable and inventory exposures and reduced our debt level by $22 million. In 2002, we are actively evaluating changes in our capital structure to mitigate any potential adverse impact from further deterioration in our markets and to ensure that we have the financial flexibility to support our business needs and opportunities when our markets recover.

Integration of Acquisitions

When Lamson & Sessions had the opportunity to broaden its presence in a dynamic industry that we had targeted for growth, we responded quickly with two of the most strategic acquisitions in our Company's history. In doing so, we strengthened our telecommunications business by substantially increasing our market share and improving our capability to serve the infrastructure market. The acquisitions were integrated efficiently and effectively, and significant cost synergies were realized in 2001. The timely and successful integration of these acquisitions puts Lamson & Sessions in an excellent position to move forward as a leader in this long-term growth market.

Service to Customers

Lamson & Sessions' philosophy is to meet and exceed customer expectations by offering high-quality products and service and delivering them on time, in full and error-free. Providing world-class customer service is essential to maintain our leadership position. In the telecommunications market, for example, customers demand quick access to innovative, scalable and durable products, which Lamson & Sessions provides. Critical mass and outstanding technical expertise are necessary to support major national customers.

Commitment to Shareholders

We take our responsibility to shareholders seriously by fostering open communication with the investment community and providing insightful information on our businesses and markets. Through responsiveness to our shareholders as well as our customers, the associates of Lamson & Sessions consistently demonstrate our commitment to do what it takes to serve all of our constituencies.

2001 Form 10-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

F O R M 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 29, 2001

COMMISSION FILE NUMBER 1-313

THE LAMSON & SESSIONS CO.

(Exact name of Registrant as specified in its charter)

Ohio	34-0349210
(State of Incorporation)	(I.R.S. Employer Identification No.)

25701 Science Park Drive, Cleveland, Ohio 44122
(Address of Principal Executive Offices) (Zip Code)

216-464-3400
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT

Title of each class	Name of each Exchange on Which Registered
Common Shares, without par value	New York Stock Exchange Pacific Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: NONE

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of the voting stock held as of February 8, 2002 by non-affiliates of the Registrant: $52,801,571.

As of February 8, 2002 the Registrant had outstanding 13,777,608 common shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on April 26, 2002 are incorporated by reference into Part III of this report.

THE LAMSON & SESSIONS CO.

INDEX TO
ANNUAL REPORT ON FORM 10-K

For The Fiscal Year Ended December 29, 2001

PART I

Item 1. BUSINESS

The Lamson & Sessions Co., an Ohio corporation, (the "Company" or "Lamson & Sessions"), founded in 1866, is a diversified manufacturer and distributor of a broad line of thermoplastic electrical, consumer, telecommunications and engineered sewer products for major domestic markets. The markets for thermoplastic electrical conduit, related fittings and accessories, wiring devices and sewer pipe include: the construction, utility and telecommunications industries, municipalities, other government agencies, and contractors; and "do-it-yourself" home remodelers.

Principal Products and Markets

The Company is engaged in the manufacture and distribution of a broad line of thermoplastic electrical, telecommunications and engineered sewer products. In addition, the Company distributes a wide variety of consumer electrical wiring devices, home security devices, wireless electrical and other wireless products.

All of the Company's thermoplastic electrical products compete with and serve as substitutes for similar metallic products. The Company's engineered sewer pipe products compete with and serve as substitutes for clay, concrete, ductile iron, asbestos cement and polyethylene products. The Company's thermoplastic electrical products offer several advantages over these other products. Specifically, nonmetallic electrical and telecommunications conduit and related fittings and accessories are generally less expensive, lighter and easier to install than metallic products. They do not rust, corrode or conduct electricity. Thermoplastics, either polyvinyl chloride (PVC) or high density polyethylene (HDPE), are the materials of choice to protect fiber optic cable. Thermoplastic sewer pipe weighs less than alternative products, is easier and more economical to install, does not degenerate due to chemical attack as do some competing products, and eliminates avoidable problems which can be caused by infiltration and exfiltration.

Three markets are served, each of which has unique product and marketing requirements. These markets are:

Carlon – Industrial, Residential, Commercial, Telecommunications and Utility Construction: The major customers served are electrical contractors and distributors, original equipment manufacturers, electric power utilities, cable television (CATV), telephone and telecommunications companies. The principal products sold by this segment include electrical and telecommunications raceway systems and a broad line of nonmetallic enclosures, electrical outlet boxes and fittings. Examples of the applications for the products included in this segment are multi-cell duct systems and HDPE conduit designed to protect underground fiber optic cables, allowing future cabling expansion and flexible conduit used inside buildings to protect communications cable. The 2000 acquisitions of Pyramid Industries, Inc. ("Pyramid") and Ameriduct Worldwide, Inc. ("Ameriduct") are included as part of the Carlon segment.

Lamson Home Products – Consumer: The major customers served are home centers and mass merchandisers for the "do-it-yourself" home improvement market. The products included in this segment are electrical outlet boxes, liquidtight conduit, electrical fittings, chimes and lighting controls.

PVC Pipe: This business segment primarily supplies electrical, power and communications conduit to the electrical distribution, telecommunications, consumer and power utility markets. The 1/2-inch to 6-inch electrical and telecommunications conduit is made from PVC and is used to protect wire or fiber optic cables supporting the infrastructure of our power or telecommunications systems.

A breakdown of net sales as a percent of total net sales by major business segment for 2001, 2000 and 1999, is as follows:

(Dollars in thousands)	2001		2000		1999	
Carlon	$188,161	53%	$142,979	41%	$120,975	42%
Lamson Home Products	62,128	18%	63,351	18%	53,401	18%
PVC Pipe	102,383	29%	142,403	41%	117,005	40%
	$352,672	100%	$348,733	100%	$291,381	100%

See discussion of segment products in Note L of financial statements.

Competition
Each of the three segments in which the Company presently operates is highly competitive based on service, price and quality. Most of the competitors are either national or smaller regional manufacturers who compete with limited product offerings. Unlike a majority of the Company's competitors, the Company manufactures a broad line of thermoplastic products, complementary fittings and accessories. The Company believes that its products will continue to compete favorably. However, certain of the Company's competitors have greater financial resources than the Company, which could adversely affect the Company through price competition strategies.

Distribution
The Company distributes its products through a nationwide network of more than 100 manufacturers' representatives and a direct field sales force of approximately 15.

Raw Materials
The Company is a large purchaser of pipe grade PVC and HDPE resins. The Company has entered into supply contracts for PVC which should stabilize its availability for the next several years. HDPE is purchased by the Company from various sources and is readily available.

Patents and Trademarks
The Company owns various patents, patent applications, licenses, trademarks and trademark applications relating to its products and processes. While the Company considers that, in the aggregate, its patents, licenses and trademarks are of importance in the operation of its business, it does not consider that any individual patent, license or trademark, or any technically related group, is of such importance that termination would materially affect its business.

Seasonal Factors
Two of the Company's three business segments experience moderate seasonality caused principally by a decrease in construction activity during the winter months. They are subject also to the economic cycles affecting the residential, commercial, industrial and telecommunications construction markets. The Company's consumer products business segment is affected by consumer spending and consumer confidence.

Major Customers
Sales to Affiliated Distributors, a buying group within the Carlon and PVC Pipe segments not otherwise affiliated with the Company, totaled approximately 14% of consolidated net sales in 2001, and 17% of consolidated net sales in 2000 and 1999.

Backlog
In the Company's three business segments, the order-to-delivery cycle ranges from several days to a few weeks. Therefore, the measurement of backlog is not a significant factor in the evaluation of the Company's prospects.

Research and Development
The Company is engaged in product development programs which concentrate on identifying, creating and introducing innovative applications for thermoplastic and wireless electrical products. The Company maintains a separate product development center in Cleveland, Ohio, to facilitate this effort and improve manufacturing processes. The Company's research and development expenditures totaled $2.8 million, $3.3 million and $3.8 million in 2001, 2000 and 1999, respectively.

Environmental Regulations
The Company believes that its current operations and its use of property, plant and equipment conform in all material respects to applicable environmental laws and regulations presently in effect. The Company has facilities at numerous geographic locations, which are subject to a range of federal, state and local environmental laws and regulations. Compliance with these laws has, and will, require expenditures on a continuing basis.

During the second quarter of 1999, the Company reached a settlement on litigation involving environmental matters at a property sold by the Company in 1981 whereby the Company agreed to incur costs of certain remediation activities which will occur over several years. The settlement did not have a material impact on the Company's financial position or results of operations.

Associates

At December 29, 2001, the Company had 1,115 associates, 902 of whom were employed at the Company's manufacturing facilities and distribution centers. The remainder of associates were primarily employed at the Company's corporate headquarters and product development facilities.

Foreign Operations

The net sales, operating earnings and assets employed outside the United States are not significant. Export sales were approximately 2% of consolidated net sales in 2001, 2000 and 1999, and were made principally to countries in North America.

Item 2. PROPERTIES

The Company owns (O) or leases (L) manufacturing and distribution facilities, which are suitable and adequate for the production and marketing of its products. The Company owns executive and administrative offices, which are located in Cleveland, Ohio, and occupy 68,000 square feet in a suburban office complex. The Company also has research and development offices, located in Cleveland, Ohio, which occupy leased space of 27,000 square feet. The following is a list of the Company's manufacturing and distribution center locations:

Manufacturing Facilities	Approximate Square Feet
Woodland, California (O)	66,000
High Springs, Florida (O)	110,000
Tennille, Georgia (O)	41,000
Clinton, Iowa (O)	124,000
Mountain Grove and Seymour, Missouri (O)	36,000
Bowling Green, Ohio (O)	67,000
Oklahoma City, Oklahoma (O)	172,000
Nazareth, Pennsylvania (O)	59,000
Erie, Pennsylvania (L)	56,000
Cranesville, Pennsylvania (L)	10,000
Pasadena, Texas (O)	52,000
Distribution Centers	
Columbia, South Carolina (L)	350,000
Woodland, California (L)	105,000
Fort Myers, Florida (O)	4,000

The Company operated the above manufacturing facilities at approximately 73% of their productive capacity in 2001.

Item 3. LEGAL PROCEEDINGS

On September 23, 1999, the Company announced that a United States District Court jury in the Northern District of Illinois found that the Company willfully infringed on a patent held by Intermatic Incorporated ("Intermatic") of Spring Grove, Illinois, relating to the design of an in-use weatherproof electrical outlet cover, and awarded Intermatic $12.5 million in damages plus pre-judgment interest of approximately $1.5 million. The Company pursued a vigorous appeal and on December 17, 2001 the United States Court of Appeals ruled that, as a matter of law, Lamson & Sessions' products did not infringe Intermatic's patent and that the Company has no liability to Intermatic. The trial jury's earlier verdict in favor of Intermatic in the amount of $12.5 million, plus pre-judgment and post-judgment interest estimated to be in excess of $3 million, was reversed. Intermatic filed for a rehearing of the ruling to the Court of Appeals en banc, which was denied. Management has no knowledge of Intermatic's intention with respect to any further appeals.

During the first quarter of 2001, the Company settled its litigation against PW Eagle and received a payment of $2.05 million, representing a partial recovery of costs incurred in current and previous quarters, arising out of the failed sale of the PVC Pipe segment in 1999.

The Company is also a party to various other claims and matters of litigation incidental to the normal course of its business. Management believes that the final resolution of these matters will not have a material adverse effect on the Company's financial position, cash flows or results of operations.

Item 4. SUBMISSION OF MATTERS TO SECURITY HOLDERS

None.

Executive Officers of the Registrant

JOHN B. SCHULZE
Chairman, President and Chief Executive Officer

Chairman, President and Chief Executive Officer since January 1990. Age 64.

JAMES J. ABEL
Executive Vice President, Secretary, Treasurer and Chief Financial Officer

Executive Vice President, Secretary, Treasurer and Chief Financial Officer since September 1994. Age 56.

CHARLES E. ALLEN
Senior Vice President

Senior Vice President since September 1989. Age 61.

NORMAN E. AMOS
Vice President

Vice President, Supply Chain Management since February 21, 2001. Previously was Vice President Supply Chain Management, August 1, 2000 – February 21, 2001. Previously was Manager, Transportation and Logistics with Xerox Corporation. Age 56.

ALBERT J. CATANI, II
Vice President

Vice President, Manufacturing since August 1995. Age 54.

EILEEN E. CLANCY
Vice President

Vice President, Human Resources since January 2, 2002. Previously was Director of Human Resource Development, December 1995 – December 2001. Previously was Director of Skills Development, July 1995 – December 1995. Age 51.

DONALD A. GUTIERREZ
Senior Vice President

Senior Vice President since February 21, 2001. Previously was Vice President since March 1998. Previously was Vice President, Carlon Electrical Products since July 1997. Previously was National Sales Manager since January 1997. Previously was Manager, Distributor Sales, August 1996 – January 1997. Previously was in Marketing and Sales with General Electric, 1979 – August 1996. Age 44.

CHARLES W. HENNON
Vice President

Vice President and Chief Information Officer since April 1998. Previously was Manager, Business Support Services with Ferro Corporation, 1993 – April 1998. Age 56.

LORI L. SPENCER
Vice President

Vice President and Controller since August 1997. Previously was Vice President, Strategic Planning since February 1997. Previously was Director, Financial Planning and Internal Audit, September 1994 – February 1997. Age 43.

NORMAN P. SUTTERER
Vice President

Vice President since March 1998. Previously was Vice President Lamson Home Products and Carlon Telecom Systems since January 1994. Age 52.

PART II

Item 5. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

The Company's Common Stock is traded on the New York Stock Exchange and the Pacific Stock Exchange. High and low sales prices for the Common Stock are included in Note N to the Consolidated Financial Statements. No dividends were paid in 2001, 2000 or 1999. The approximate number of shareholders of record of the Company's Common Stock at December 29, 2001 was 1,336.

Item 6. SELECTED FINANCIAL DATA
FIVE-YEAR CONSOLIDATED FINANCIAL SUMMARY

(Dollars in thousands except per share data, shareholders, associates and percentages)	Fiscal Years Ended				
	2001	2000	1999	1998	1997
Operations:					
Net sales	$352,672	$348,733	$291,381	$270,914	$271,780
Cost of products sold	291,272	260,114	229,981	214,410	221,898
Gross Profit	61,400	88,619	61,400	56,504	49,882
Operating expenses	52,962	54,132	48,054	47,584	52,377
Net gains	(4,550)	—	—	—	—
Restructuring and impairment charge	6,805	—	—	—	—
Operating Income (Loss)	6,183	34,487	13,346	8,920	(2,495)
Interest	11,626	4,539	3,558	4,341	3,768
(Loss) Income Before Income Taxes and Cumulative Effect of Accounting Change	(5,443)	29,948	9,788	4,579	(6,263)
Income tax (benefit) provision	(1,600)	8,500	(9,000)	(2,100)	(1,550)
(Loss) Income Before Cumulative Effect of Accounting Change	(3,843)	21,448	18,788	6,679	(4,713)
Cumulative effect of accounting change	—	—	—	—	(4,940)
Net (Loss) Income	(3,843)	21,448	18,788	6,679	(9,653)
Year-End Financial Position:					
Current Assets	$ 94,085	$134,906	$ 94,704	$ 83,975	$ 91,567
Other Assets	121,865	120,090	40,522	25,957	21,079
Property, Plant and Equipment	57,871	65,297	48,093	50,735	56,329
Total Assets	273,821	320,293	183,319	160,667	168,975
Current Liabilities	62,890	76,656	56,223	47,278	57,580
Long-Term Debt	104,266	130,276	36,919	40,807	44,712
Other Long-Term Liabilities	25,441	27,332	26,808	28,451	29,702
Shareholders' Equity	81,224	86,029	63,369	44,131	36,981
Working Capital	31,195	58,250	38,481	36,697	33,987
Statistical Information:					
Average number of dilutive common shares outstanding	13,757	13,989	13,482	13,488	13,349
Number of shareholders of record	1,336	1,377	1,558	1,687	1,832
Number of associates	1,115	1,345	963	983	1,044
Book value per share	$ 5.90	$ 6.15	$ 4.70	$ 3.27	$ 2.77
Market price per share	$ 5.24	$ 10.50	$ 4.88	$ 5.13	$ 5.81
Market capitalization	$ 72,195	$143,819	$ 65,584	$ 68,903	$ 77,970
Gross margin as a % of net sales	17.4%	25.4%	21.1%	20.9%	18.4%
Operating expenses as a % of net sales	15.0%	15.5%	16.5%	17.6%	19.3%
Operating margin as a % of net sales	1.8%	9.9%	4.6%	3.3%	(0.9%)
Operating cash flow as a % of total debt	25.8%	19.9%	29.9%	19.5%	6.2%
Capital Expenditures	$ 7,980	$ 11,085	$ 7,563	$ 4,546	$ 11,584
EBITDA (earnings before interest, taxes, depreciation and amortization)	$ 24,202	$ 45,716	$ 23,482	$ 18,877	$ 6,224
EBITDA Margin	6.9%	13.1%	8.1%	7.0%	2.3%
Long-term debt as a % of equity	128.4%	151.4%	58.3%	92.5%	120.9%
Return on average equity from operations	(4.6%)	28.7%	35.0%	16.5%	(11.5%)
Basic (Loss) Earnings Per Common Share:					
(Loss) Earnings before change in accounting principle	$ (0.28)	$ 1.58	$ 1.40	$ 0.50	$ (0.35)
Cumulative effect of accounting change	—	—	—	—	$ (0.37)
Net (Loss) Earnings	$ (0.28)	$ 1.58	$ 1.40	$ 0.50	$ (0.72)
Diluted (Loss) Earnings Per Common Share:					
(Loss) Earnings before change in accounting principle	$ (0.28)	$ 1.53	$ 1.39	$ 0.50	$ (0.35)
Cumulative effect of accounting change	—	—	—	—	$ (0.37)
Net (Loss) Earnings	$ (0.28)	$ 1.53	$ 1.39	$ 0.50	$ (0.72)

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Discussion of the Consolidated Statements of Operations

The Consolidated Statements of Operations present Lamson & Sessions' operating performance over the last three years.

Results of Operations

Net sales increased by 1.1% or $3.9 million in 2001 compared with 2000. Overall, Carlon experienced a growth rate of 31.6% or $45.2 million for the year 2001 over 2000. Incremental HDPE conduit sales totaled approximately $53 million primarily from the Pyramid and Ameriduct acquisitions, which were completed in the latter part of 2000. The remainder of Carlon's product sales declined from 2000 levels by approximately 6.3%. This decrease was caused by a general economic slowdown, which persisted throughout the year, and continued contraction in telecommunications infrastructure capital spending. Lamson Home Products had a net sales decline of $1.2 million, or 1.9%, in 2001 compared with 2000, as home improvement retailers reduced their inventories during the year in response to softness in sales and inconsistent consumer confidence levels. Lastly, the PVC Pipe business segment net sales dropped 28.1%, or $40 million, in 2001 compared with 2000. Pipe volume shipped was up 6.1% while average pricing declined by approximately 31% from 2000. Mix has also shifted this year in the PVC Pipe business as telecommunications related conduit is down 20% in units shipped, which has been offset by increased electrical conduit shipments, primarily in the first three quarters of the year.

Net sales increased in 2000 to $348.7 million from $291.4 million in 1999, representing a 19.7% growth rate. Excluding the two acquisitions made by the Company during the year, net sales would have increased by 14.6%, or $42.7 million. All three business segments experienced healthy growth during this year. Carlon grew by $22 million, or 18.2%, primarily from the Pyramid and Ameriduct acquisitions, which added $14.7 million in combined net sales. This business segment generated a 6% growth from its core electrical and telecommunications products, reflecting price increases early in the year and modest market growth. Lamson Home Products increased its net sales level by $10 million, or 18.6%, over 1999 to $63.4 million. This improvement in the top line is almost entirely from additional business at this business segment's second largest customer, as price increases were negligible. The PVC Pipe business had an outstanding year as sales increased by 21.7%, or $25.4 million, to $142.4 million. These results reflect a 50% increase in selling price per unit as resin costs were up by an average of 30% during 2000 versus 1999. The Company gave up market share to maintain material spreads as the construction market was very strong throughout the first half of this year. Telecommunications duct volume was up by 12% this year, the mix improving from predominantly electrical conduit to a more balanced product distribution.

Gross margin in 2001 was 17.4%, down from the 25.4% margin realized in 2000. This drop was primarily caused by the margin squeeze experienced in the PVC Pipe business, as a continued oversupply of PVC resin in the domestic market has caused PVC Pipe selling prices to be down over 30% from a year ago, while PVC resin costs have declined on average 18% for the year. In addition, the significant mix shift in PVC pipe from telecommunications duct to electrical conduit has had a negative impact on its gross margin. Finally, the Company utilized its manufacturing facilities at a much reduced rate, 73% in 2001 vs. 91% in 2000, generating approximately $7 million more in unfavorable manufacturing variances during the current year.

Gross margin grew by over 20% to 25.4% in 2000, compared with 21.1% in 1999. This improvement was a result of better margins in both the Carlon and the PVC Pipe businesses from price increases and product mix improvements. Overall distribution and freight costs were around $5 million less on a comparable basis to 1999, primarily due to the consolidation of distribution operations completed last year and effective management of freight surcharges incurred in 2000.

Operating expenses in 2001 totaled $53.0 million, or 15% of net sales, compared with $54.1 million, or 15.5% of net sales in 2000. During the year the Company consolidated the selling, general and administrative processes of the two acquisitions to reduce any redundant costs. In addition, discretionary spending was reduced, as it became evident economic conditions were declining. During 2001, the Company also recorded net gains of $4.6 million relating to the resolution of the PW Eagle litigation, changes in estimates for certain other litigation and environmental liabilities and a gain on the sale of a non-strategic business. The Company also incurred a restructuring and impairment charge of $7.7 million to reduce excess capacity, eliminate underperforming product lines and reduce salaried staff of which $.9 million was included in cost of products sold. In summary, the Company earned $6.2 million in operating income, or 1.8% of net sales, in 2001 ($9.4 million, or 2.7%, excluding the restructuring and impairment charge and net gains) vs. $34.5 million, or 9.9%, of net sales in 2000.

Operating expenses were $54.1 million in 2000 ($6.1 million higher than 1999), or 15.5% of net sales, compared with 16.5% of net sales in 1999. Continued productivity improvements in general administrative activities offset increases in sales commission and legal, professional and acquisition related expenses. The result was more than a two-and-a-half times increase in operating income to $34.5 million (9.9% of net sales) in 2000 versus $13.3 million (4.6% of net sales) in 1999.

Interest expense increased by $7 million in 2001 due to the acquisition debt of approximately $113 million added in late 2000. The Company had an average borrowing rate during 2001 of 6.81% compared with 7.85% in 2000.

The Company's earnings before interest, taxes, depreciation and amortization (EBITDA) was $24.2 million for 2001 compared with the $45.7 million EBITDA earned in 2000.

Financial Condition

Despite the lower operating income in 2001, the Company focused on generating cash flow from working capital reductions. Working capital was $31.2 million at the end of 2001 compared with $58.3 million at the end of 2000. The current ratio decreased to 1.50 in 2001 from 1.76 in 2000 as accounts receivable and inventory declined by a combined $34.9 million from lower economic activity and improved inventory control, while payables and accruals declined by $17.7 million. Cash flow generated from operating activities was a strong $30.1 million in 2001 vs. $27.5 million in 2000.

Accounts receivable were $39.2 million at the end of 2001, compared with $56.6 million at the end of 2000. Days sales outstanding in 2001 were about 49.5 and approximately the same as the 50.8 days for 2000.

Inventory levels at the end of 2001 were $42.1 million compared with $59.6 million at the end of 2000. As a result, annual inventory turns increased from 3.9 times in 2000 to 4.9 times in 2001. All inventory categories have been reduced. However, the largest reduction came in PVC resin and related products for which pounds in inventory were 6% lower and average unit cost at year-end was more than 30% below the 2000 year-end levels.

Accounts payable decreased by $6.6 million in 2001 from the prior year-end, primarily from the purchasing of raw material inventory and lower unit costs for these items.

The current balance in deferred tax assets decreased due to lower than expected 2002 operating results limiting the short-term utilization of net operating losses. Accrued liabilities at 2001 year-end were approximately $11 million less than the prior year, as the final purchase price adjustment for Ameriduct was paid in 2001; incentive compensation is lower in the current year; and legal and environmental liabilities have been adjusted to reflect current evaluations of these items. The current portion of long-term debt has increased to reflect the amortization schedule of term debt provided in our credit agreement. The strong operating cash flow experienced in the fourth quarter of the year allowed the Company to pay down debt by over $22 million during 2001, a 15.9% reduction.

Capital expenditures totaled approximately $8.0 million in 2001 compared with $11.1 million in 2000. The current year spending was primarily for distribution center productivity, new product tooling and quality enhancements.

The Company has adequate credit capacity available to support its current operational expense and capital spending needs as well as those anticipated for the remainder of 2002. However, the Company has been experiencing lower earnings levels in its PVC Pipe business, reflecting an oversupply of raw material available to support existing market demand as well as extremely low demand levels in the telecommunications infrastructure market, which is expected to continue through 2002. Unless the EBITDA level improves sufficiently, the Company will seek a further amendment to its secured credit agreement in order to prevent a covenant violation and, concurrently, evaluate changes to its capital structure in order to ensure an appropriate degree of financial flexibility. The Company has commenced negotiations of such an amendment so that it can be entered into before a covenant violation occurs.

Outlook

The following paragraphs contain forward-looking comments. The comments are subject to, and the actual future results may be impacted by, the cautionary limitations and factors outlined in the following narrative comments.

The Company's sales have been supported by a very steady residential construction base throughout 2000 and 2001. Housing starts are expected to decline modestly during the first half of 2002 from the 1.5 million unit level to closer to a 1.4 million unit level before trending back up in the second half of 2002. These levels are still fairly strong compared with previous economic downturns. Interest rate cuts should help maintain the level of existing home sales, which contributes to home improvement product sales of Lamson Home Products. Construction spending in the industrial and commercial markets are expected to be weaker than the general market, which may cause a lag in the recovery of our PVC Pipe business segment.

The telecommunications infrastructure market spending remains weak as telephone and cable TV companies' capital spending plans continue to be reduced. This situation is not expected to improve appreciably until the fourth quarter of 2002, or the first half of 2003. Spending in this market is required long term, we believe, to build out the metropolitan rings, expand corporate and institutional high-speed data and communications networks and to provide broadband services to the home. As part of the restructuring charge taken in 2001, the Company has reduced the capacity of its HDPE assets servicing this market by eliminating excess equipment and consolidating operations. The Company is also exploring other market opportunities such as gas collection, water drainage and sewer markets to better utilize its manufacturing capacity while the telecommunications market remains soft.

We believe that the cost of PVC resin may be near a cyclical floor during the fourth quarter of 2001, as PVC resin manufacturing companies are expressing that they are selling resin for almost their cash cost and several have announced price increases in the first quarter of 2002. This, along with reduced inventories channel-wide and increased feed stock costs, should cause a stabilization of pricing in the market. Additional PVC resin manufacturing capacity scheduled to be brought up the first part of 2002 along with the lower projected U.S. construction activity the first half of the year, however, will keep the pricing environment competitive. Improvement in the PVC Pipe segment will require further substantial improvement in the PVC export market, particularly in the Pacific Rim to absorb the current supply imbalance in the domestic market and stabilize these costs. Should the supply/demand imbalance be resolved by a strengthened export market, price levels in the PVC Pipe business segment could improve quickly and more than offset a modest softening of demand in the industrial/commercial market in 2002.

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains expectations that are forward-looking statements that involve risks and uncertainties within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expected as a result of a variety of factors, such as: (i) the volatility of resin pricing, (ii) the ability of the Company to pass through raw material cost increases to its customers, (iii) maintaining a stable level of housing starts, telecommunications infrastructure spending, consumer confidence and general construction trends, (iv) further deterioration in the country's general economic condition affecting the markets for the Company's products and (v) the ability of the Company to obtain an amendment to its secured credit agreement.

Item 7(a). MARKET RISK DISCLOSURES

The following discussion about the Company's market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates and commodity prices for PVC and HDPE resins. The Company does not use derivative financial instruments for speculative or trading purposes.

Almost all of the Company's long-term debt obligations bear interest at a variable rate. In order to mitigate the risk associated with interest rate fluctuations, in the first quarter of 2001, the Company entered into two interest rate swap agreements for a total notional amount of $58.5 million and effectively fixed the variable rate debt at 5.41% and 5.48% plus the Company's risk premium of 1.5% to 3.5%. The notional amount is used to calculate the contractual cash flow to be exchanged and does not represent exposure to credit loss.

These risks and others that are detailed in this Form 10-K must be considered by any investor or potential investor in the Company.

THE LAMSON & SESSIONS CO. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial Statements:

Financial Statement Schedule:

Report of Independent Auditors

Board of Directors and Shareholders
The Lamson & Sessions Co.

We have audited the accompanying consolidated balance sheets of The Lamson & Sessions Co. and Subsidiaries as of December 29, 2001 and December 30, 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 29, 2001. Our audits also included the financial statement schedule listed in the Index at Item 14 (a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Lamson & Sessions Co. and Subsidiaries at December 29, 2001 and December 30, 2000, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Cleveland, Ohio
March 5, 2002

Statement of Management's Responsibility

We have prepared the financial statements and other financial information contained in this Annual Report.

The management of Lamson & Sessions is primarily responsible for the integrity of this financial information. The financial statements were prepared in accordance with accounting principles generally accepted in the United States and necessarily include certain amounts based on management's reasonable best estimates and judgments, giving due consideration to materiality. Financial information contained elsewhere in this Annual Report is consistent with that contained in the financial statements.

Management is responsible for establishing and maintaining a system of internal control designed to provide reasonable assurance as to the integrity and reliability of financial reporting. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal control, and that the cost of such systems should not exceed the benefits to be derived therefrom.

To meet management's responsibility for financial reporting, we have established internal control systems that we believe are adequate to provide reasonable assurance that our assets are protected from loss. These systems produce data used for the preparation of published financial information and provide for appropriate reporting relationships and division of responsibility. All significant systems and controls are reviewed periodically by management in order to ensure compliance and by our independent auditors to support their audit work. It is management's policy to implement a high proportion of recommendations resulting from this review.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets regularly with management and our independent auditors to review accounting, auditing and financial matters. The independent auditors have free access to the Audit Committee, with or without management, to discuss the scope and results of their audits and the adequacy of the system of internal controls.

/s/ John B. Schulze

John B. Schulze
Chairman of the Board, President and Chief Executive Officer

/s/ James J. Abel

James J. Abel
Executive Vice President, Secretary, Treasurer and Chief Financial Officer

/s/ Lori L. Spencer

Lori L. Spencer
Vice President and Controller

THE LAMSON & SESSIONS CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Years		
(Dollars in thousands, except per share data)	**2001**	**2000**	**1999**
NET SALES	$352,672	$348,733	$291,381
Cost of products sold	291,272	260,114	229,981
GROSS PROFIT	61,400	88,619	61,400
Operating expenses	52,962	54,132	48,054
Net gains	(4,550)	—	—
Restructuring and impairment charge	6,805	—	—
OPERATING INCOME	6,183	34,487	13,346
Interest expense	11,626	4,539	3,558
(LOSS) INCOME BEFORE INCOME TAXES	(5,443)	29,948	9,788
Income tax (benefit) provision	(1,600)	8,500	(9,000)
NET (LOSS) INCOME	$ (3,843)	$ 21,448	$ 18,788
BASIC (LOSS) EARNINGS PER COMMON SHARE	$ (0.28)	$ 1.58	$ 1.40
DILUTED (LOSS) EARNINGS PER COMMON SHARE	$ (0.28)	$ 1.53	$ 1.39

See notes to consolidated financial statements.

THE LAMSON & SESSIONS CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	Fiscal Years 2001	2000	1999
OPERATING ACTIVITIES			
Net (loss) income	$ (3,843)	$ 21,448	$18,788
Adjustments to reconcile net (loss) income to cash provided by operating activities:			
Depreciation	11,848	9,801	9,688
Amortization	6,171	1,428	448
Net gains	(2,950)	—	—
Restructuring and impairment charge	7,672	—	516
Deferred income taxes	(1,934)	6,903	(9,000)
Net change in working capital accounts (excluding effect of acquired businesses):			
Accounts receivable	14,581	1,574	(5,596)
Inventories	15,914	(9,531)	(3,399)
Prepaid expenses and other	(909)	1,217	(2,041)
Accounts payable	(6,534)	(9,314)	8,160
Accrued expenses and other current liabilities	(3,768)	11,238	2,469
Other long-term items	(6,172)	(7,243)	(7,835)
CASH PROVIDED BY OPERATING ACTIVITIES	30,076	27,521	12,198
INVESTING ACTIVITIES			
Net additions to property, plant and equipment	(7,980)	(11,085)	(7,563)
Proceeds from sale of business	1,411	—	—
Acquisitions, net of cash acquired	(2,987)	(112,839)	—
CASH USED IN INVESTING ACTIVITIES	(9,556)	(123,924)	(7,563)
FINANCING ACTIVITIES			
Net (payments) borrowings under secured credit agreement	(20,900)	161,387	—
Retirement of previous credit agreement	—	(42,296)	—
Payments on long-term borrowings and capital lease obligations	(1,185)	(25,330)	(3,848)
Exercise of stock options	278	1,370	—
CASH (USED) PROVIDED BY FINANCING ACTIVITIES	(21,807)	95,131	(3,848)
(DECREASE) INCREASE IN CASH	(1,287)	(1,272)	787
Cash at beginning of year	1,452	2,724	1,937
CASH AT END OF YEAR	$ 165	$ 1,452	$ 2,724

See notes to consolidated financial statements.

THE LAMSON & SESSIONS CO. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 29, 2001 and December 30, 2000 *(Dollars in thousands)*	2001	2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 165	$ 1,452
Accounts receivable, net	39,204	56,659
Inventories, net		
Finished goods and work-in-process	36,623	51,195
Raw materials	5,460	8,378
	42,083	59,573
Deferred tax assets	7,650	13,211
Prepaid expenses and other	4,983	4,011
TOTAL CURRENT ASSETS	94,085	134,906
PROPERTY, PLANT AND EQUIPMENT		
Land	3,537	3,998
Buildings	24,775	24,702
Machinery and equipment	116,484	116,154
	144,796	144,854
Less allowances for depreciation and amortization	86,925	79,557
Total Net Property, Plant and Equipment	57,871	65,297
GOODWILL	81,666	88,868
PENSION ASSETS	24,071	21,555
DEFERRED TAX ASSETS	7,673	—
OTHER ASSETS	8,455	9,667
TOTAL ASSETS	$273,821	$320,293

See notes to consolidated financial statements.

THE LAMSON & SESSIONS CO. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 29, 2001 and December 30, 2000 *(Dollars in thousands, except per share data)*	2001	2000
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 21,975	$ 28,572
Accrued compensation and benefits	7,311	10,034
Other accrued expenses	17,237	25,499
Taxes	4,274	4,383
Current maturities of long-term debt	12,093	8,168
TOTAL CURRENT LIABILITIES	62,890	76,656
LONG-TERM DEBT	104,266	130,276
POST-RETIREMENT BENEFITS AND OTHER LONG-TERM LIABILITIES	25,441	27,332
SHAREHOLDERS' EQUITY		
Common shares, without par value, stated value of $.10 per share, authorized 20,000,000 shares; outstanding 13,777,608 shares in 2001 and 13,697,277 shares in 2000	1,378	1,369
Other capital	75,499	74,997
Retained earnings	6,393	10,236
Cumulative other comprehensive income (loss)	(2,046)	(573)
Total Shareholders' Equity	81,224	86,029
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$273,821	$320,293

See notes to consolidated financial statements.

THE LAMSON & SESSIONS CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in thousands)				Cumulative Other Comprehensive Income (Loss)			
	Common Shares	Other Capital	Retained Earnings (Deficit)	Interest Rate Swaps	Foreign Currency Translation	Minimum Pension Liability	Total Shareholders' Equity
Balance at January 2, 1999	$1,344	$73,574	$(30,000)	—	$(351)	$(436)	$44,131
Net income	—	—	18,788	—	—	—	18,788
Other comprehensive income:							
Foreign currency translation	—	—	—	—	28	—	28
Minimum pension liability	—	—	—	—	—	379	379
Total comprehensive income	—	—	—	—	—	—	19,195
Issuance of 8,717 shares under employee benefit plans	1	42	—	—	—	—	43
Balance at January 1, 2000	$1,345	$73,616	$(11,212)	—	$(323)	$ (57)	$63,369
Net income	—	—	21,448	—	—	—	21,448
Other comprehensive income:							
Foreign currency translation	—	—	—	—	(207)	—	(207)
Minimum pension liability	—	—	—	—	—	14	14
Total comprehensive income	—	—	—	—	—	—	21,255
Issuance of 244,026 shares under employee benefit plans	24	1,381	—	—	—	—	1,405
Balance at December 30, 2000	$1,369	$74,997	$ 10,236	$ —	$(530)	$ (43)	$86,029
Net loss	—	—	(3,843)	—	—	—	(3,843)
Other comprehensive loss:							
Foreign currency translation	—	—	—	—	(61)	—	(61)
Minimum pension liability	—	—	—	—	—	(378)	(378)
Interest rate swaps	—	—	—	(1,034)	—	—	(1,034)
Total comprehensive loss	—	—	—	—	—	—	(5,316)
Issuance of 80,331 shares under employee benefit plans	9	502	—	—	—	—	511
Balance at December 29, 2001	$1,378	$75,499	$ 6,393	$(1,034)	$(591)	$(421)	$81,224

See notes to consolidated financial statements.

Three fiscal years ended December 29, 2001

NOTE A – ACCOUNTING POLICIES

Fiscal Year: The Company's fiscal year end is the Saturday closest to December 31.

Principles of Consolidation and Presentation: The consolidated financial statements include the accounts of the Company and all domestic and foreign subsidiaries after elimination of intercompany items. Certain 2000 and 1999 items have been reclassified to conform with the 2001 financial statement presentation.

Recent Accounting Standard Changes: During 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 142, "*Goodwill and Other Intangible Assets,*" which supersedes Accounting Principles Board Opinion (APBO) No. 17, "*Intangible Assets.*" Goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to impairment tests in accordance with SFAS No. 142. Other intangible assets will continue to be amortized over their useful lives. This statement is effective for fiscal years beginning after December 15, 2001 for goodwill and intangible assets acquired before July 1, 2001. However, this statement was effective July 1, 2001 for all goodwill and intangible assets acquired after June 30, 2001. The Company has adopted or will adopt SFAS No. 142 in the required periods. Application of the non-amortization provisions of the statement is expected to improve net results by approximately $3.6 million for the full year 2002. Prior to the end of the second quarter of 2002, the Company will perform the first step of the required impairment tests of goodwill and intangible assets deemed to have indefinite lives as of December 30, 2001. Management has not yet determined the effect on the Company's results of operations or financial condition of any potential impairment resulting from such tests. Also during 2001, the FASB issued SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets,*" which supersedes SFAS No. 121 and parts of APBO No. 30. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. This statement retains many of the fundamental provisions of SFAS No. 121 relating to assets to be held and used, but excludes goodwill and intangible assets that are not amortized. This statement also supersedes the accounting and reporting provisions for the disposal of a segment of a business found in APBO No. 30. The Company will adopt this statement as required, and management does not believe the adoption will have a material effect on the Company's results of operations, financial condition or liquidity.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents.

Inventories: Inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

Financial Instruments: The Company's carrying value of its financial instruments approximates fair value.

Property and Depreciation: Property, plant and equipment are recorded at cost. For financial reporting purposes, depreciation and amortization are computed principally by the straight-line method over the estimated useful lives of the assets. Buildings are depreciated over periods up to 31.5 years. Machinery and equipment is depreciated over periods ranging from 3 years to 15 years. Accelerated methods of depreciation are used for federal income tax purposes.

Impairment of Long-Lived Assets: The Company evaluates the recoverability of long-lived assets and the related estimated remaining lives at each balance sheet date. The Company would record an impairment charge or change in useful life whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, measured using undiscounted cash flows, or the useful life has changed.

Goodwill: Goodwill represents the cost in excess of fair value of net assets acquired in business combinations accounted for by the purchase method and is amortized on a straight-line basis over the expected period of benefit ranging from 5 to 20 years. Accumulated amortization of goodwill was $5,923,000 and $1,318,000 at December 29, 2001 and December 30, 2000, respectively.

NOTE A – ACCOUNTING POLICIES – Continued

Income Taxes: The Company accounts for income taxes using the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, *"Accounting for Income Taxes."* Investment tax credits are recorded using the flow-through method.

Revenue Recognition: Revenues are derived from sales to unaffiliated customers and are recognized when products are shipped and title has transferred.

Research and Development Costs: Research and Development (R&D) costs consist of Company-sponsored activities to develop new value-added products. R&D costs are expensed as incurred and expenditures were $2,800,000, $3,300,000 and $3,800,000 in 2001, 2000 and 1999, respectively. R&D costs are included in operating expenses in the Consolidated Statements of Operations.

Advertising Costs: Advertising costs are expensed as incurred and totaled $3,000,000 per year in both 2001 and 2000 and $2,300,000 in 1999.

NOTE B – ACQUISITIONS

On September 22, 2000 and December 15, 2000, the Company acquired Pyramid for $45.4 million and Ameriduct for $63.8 million plus assumed debt of $3.9 million plus transaction costs. In addition, pursuant to terms of non-competition agreements, Lamson will pay three former Pyramid shareholders $6.5 million over a five-year period, including $1.5 million, which was paid at closing. The acquisitions were funded through the Company's secured credit agreement. Both Pyramid and Ameriduct are leading manufacturers of HDPE conduit used in building telecommunications and utility infrastructure.

The acquisitions have been accounted for by the purchase method and, accordingly, the operating results have been included in the Company's consolidated financial statements and the Carlon business segment since the respective dates of acquisition. The assets acquired and liabilities assumed were recorded at estimated fair values. For financial statement purposes, goodwill relating to these acquisitions is being amortized by the straight-line method over 20 years and the non-compete agreements will be amortized over their five-year term.

In 2001, the Company finalized the purchase price of Ameriduct and completed the allocation of the purchase price allocation of both acquisitions, the result being a net reduction in goodwill of $2.3 million. A summary of the assets acquired and liabilities assumed after these final purchase price adjustments are as follows:

(Dollars in thousands)	
Estimated fair values	
Assets acquired	$ 48,381
Liabilities assumed	(22,845)
Goodwill	85,273
Purchase price paid	110,809
Less cash acquired	(128)
Net cash paid	$110,681

NOTE B – ACQUISITIONS – Continued

Unaudited pro forma results of operations as if the acquisitions occurred as of January 2, 2000 follows. The pro forma results include estimates and assumptions, which the Company's management believes are reasonable. However, the pro forma results do not include any cost savings, revenue enhancements or other effects of the planned integration of the Company. Pyramid and Ameriduct and are not necessarily indicative of the results which would have occurred if the business combination had been in effect at the beginning of the year presented, or which may result in the future.

(Dollars in thousands, except per share data)	**(Unaudited) Pro Forma Year Ended 2000**
Net Sales	$437,206
Net Income	$ 22,106
Basic Earnings Per Share	$ 1.63
Diluted Earnings Per Share	$ 1.58

NOTE C – LONG-TERM DEBT AND COMMITMENTS

Long-term debt consists of the following:

	Fiscal Years	
(Dollars in thousands)	**2001**	**2000**
Secured Credit Agreement:		
Term	$ 43,500	$ 48,500
Revolver	61,500	77,400
	105,000	125,900
Industrial Revenue Bonds	10,510	11,315
Other	849	1,229
	116,359	138,444
Less amounts classified as current	12,093	8,168
	$104,266	$130,276

In August 2000, the Company completed the refinancing of its previously secured credit agreement by entering into a new five-year, $125 million revolving credit agreement with a consortium of banks led by Harris Trust of Chicago. In December 2000, in conjunction with the acquisition of Ameriduct, the agreement was amended and increased to a $194 million facility, consisting of $48.5 million in term debt and $145.5 million in a revolver. As of September 30, 2001 the agreement was amended reducing the credit commitments of the lenders to an aggregate $170 million of which $38.5 million is available for the issuance of letters of credit. Beginning in the third quarter of 2001, the term portion of this agreement requires principal payments of $2 million on March 31 and June 30 and $3.5 million on September 30 and December 31 of each year with a balloon payment in August 2005. This agreement is secured by substantially all of the Company's assets. Interest on this credit facility is at LIBOR plus 1.5% to 3.5%. The specific rate is determined based on the ratio of indebtedness to earnings before interest, taxes, depreciation and amortization and is adjusted quarterly. The rate at December 29, 2001 is 7.24%. In addition to amounts borrowed, letters of credit related to Industrial Revenue Bond financings and other contractual obligations total approximately $15.8 million under the agreement. The Company's credit agreement contains various restrictive covenants pertaining to maintenance of net worth, certain financial ratios and limits the amount of stock repurchases and dividend payments.

NOTE C – LONG-TERM DEBT AND COMMITMENTS – Continued

The Company's Industrial Revenue Bond financings include several issues due in annual installments from 2000 through 2023 with interest at variable rates. The weighted average rate for these bonds at December 29, 2001 was 1.78%.

The Company's headquarters is subject to a mortgage payable in equal monthly installments through 2003 with interest at 8.625%.

The aggregate minimum combined maturities of long-term debt for the years 2003 through 2006 are approximately $12,070,811, $11,660,000, $72,760,000 and $665,000 respectively, with $7,110,000 due thereafter.

Interest paid was $9,573,000, $4,026,000 and $3,679,000 in 2001, 2000 and 1999, respectively.

Rental expense was $6,268,000, $5,861,000 and $4,908,000 in 2001, 2000 and 1999, respectively. Aggregate future minimum payments related to non-cancelable operating leases with initial or remaining terms of one year or more for the years 2002 through 2006 are approximately $3,637,000, $3,129,000, $2,699,000, $1,964,000 and $1,578,000, respectively, with $5,139,000 due thereafter.

NOTE D – DERIVATIVES AND HEDGING

Effective as of December 31, 2000, the Company adopted Statement of Financial Accounting Standards No. (SFAS) 133,*"Accounting for Derivative Instruments and Hedging Activities"* which was issued in June, 1998 by the Financial Accounting Standards Board (FASB), as amended by SFAS 137, *"Accounting for Derivative Instruments and Hedging Activities — Deferral of Effective Date of SFAS 133"* and SFAS 138, *"Accounting for Certain Derivative Instruments and Certain Hedging Activities."*

As a result of the adoption of SFAS 133, the Company is required to recognize all derivative financial instruments as either assets or liabilities at fair value. Derivative instruments that are not hedges must be adjusted to fair value through net income. Under the provisions of SFAS 133, changes in the fair value of derivative instruments that are classified as fair value hedges are offset against changes in the fair value of the hedged assets, liabilities, or firm commitments, through net income. Changes in the fair value of derivative instruments that are classified as cash flow hedges are recognized in other comprehensive income until such time as the hedged items are recognized in net income.

The adoption of SFAS 133 did not result in any transition adjustment as the Company had no derivative instruments outstanding at December 31, 2000. During the first quarter of 2001, the Company entered into two interest rate swap agreements for a total notional amount of $58.5 million which effectively fixes interest rates on its variable rate debt at 5.41% and 5.48% plus the Company's risk premium of 1.5% to 3.5%, respectively. These transactions are considered cash flow hedges and, thus, the fair market value at the end of the year of a $1,034,000 (net of $661,000 in tax) loss has been recognized in other comprehensive income (loss). There is no ineffectiveness on the cash flow hedges, therefore, all changes in the fair value of these derivatives are recorded in equity and not included in the current period's income statement. Approximately a $1,482,000 loss on the fair value of the hedges is classified in current accrued liabilities, with the remaining $212,000 loss classified as a long-term liability.

The Company has no derivative instruments that are classified as fair value hedges.

NOTE E – PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

The Company sponsors several qualified and nonqualified pension plans and other post-retirement benefit plans for its current and former employees. The following table provides a reconciliation of the changes in the benefit obligations and fair value of plan assets over each of the two years in the period ended December 29, 2001 and December 30, 2000, respectively, and a statement of the funded status at both years' end:

(Dollars in thousands)	Pension Benefits 2001	Pension Benefits 2000	Other Benefits 2001	Other Benefits 2000
Change in Benefit Obligation				
Obligation at beginning of year	$73,799	$74,079	$13,094	$14,040
Service cost	1,054	886	14	13
Interest cost	5,280	5,300	911	980
Plan participants' contribution	—	—	98	96
Plan amendment	223	76	—	—
Actuarial loss (gain)	2,077	163	695	(23)
Benefits paid	(6,616)	(6,705)	(2,080)	(2,012)
Obligation at end of year	$75,817	$73,799	$12,732	$13,094

Effective January 1, 2000, the Company amended its salaried associates retirement benefits program by phasing out certain medical benefits.

(Dollars in thousands)	Pension Benefits 2001	Pension Benefits 2000	Other Benefits 2001	Other Benefits 2000
Change in Plan Assets				
Fair value of plan assets at beginning of year	$ 89,975	$88,679		
Actual return on plan assets	(11,158)	7,684		
Employer contributions	310	317	$ 1,982	$ 1,916
Plan participants' contributions	—	—	98	96
Benefits paid	(6,616)	(6,705)	(2,080)	(2,012)
Fair value of plan assets at end of year	$ 72,511	$89,975	$ —	$ —

Plan assets include 860,856 shares of the Company's common stock with a fair market value at December 29, 2001 of $4.5 million and 760,856 common shares with a fair value of $8.0 million at December 30, 2000.

(Dollars in thousands)	Pension Benefits 2001	Pension Benefits 2000	Other Benefits 2001	Other Benefits 2000
Funded Status				
Fund status at end of year	$ (3,306)	$16,176	$(12,732)	$(13,094)
Unrecognized actuarial loss (gain)	23,702	2,219	(1,425)	(2,342)
Unrecognized transition (asset)	(1,164)	(1,252)	—	—
Unrecognized prior service cost (gain)	448	246	(2,236)	(2,433)
Net amount recognized at end of year	$19,680	$17,389	$(16,393)	$(17,869)

The pension benefits table above provides information relating to the funded status of all defined benefit pension plans on an aggregated basis. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the

NOTE E – PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS – Continued

pension plans with accumulated benefit obligations in excess of plan assets were $5.3 million, $4.9 million and $0, respectively, as of December 29, 2001 and $4.4 million, $4.1 million and $0, respectively, as of December 30, 2000.

The following table provides the amounts recognized in the consolidated balance sheets for both years:

(Dollars in thousands)	Pension Benefits 2001	Pension Benefits 2000	Other Benefits 2001	Other Benefits 2000
Prepaid benefit cost	$24,071	$21,555		
Accrued benefit liability	(5,081)	(4,280)	$(16,393)	$(17,869)
Intangible asset	—	71	—	—
Accumulated other comprehensive income	690	43	—	—
	$19,680	$17,389	$(16,393)	$(17,869)

The assumptions used in the measurement of the Company's benefit obligations at December 29, 2001 and December 30, 2000 were:

	Pension Benefits 2001	Pension Benefits 2000	Other Benefits 2001	Other Benefits 2000
Discount rate	7.2%	7.5%	7.25%	7.5%
Expected return on plan assets	9.5%	9.5%		
Rate of salary increase	5.0%	5.0%		

For measurement purposes, a 8.5% average health care cost trend rate was used for 2002 (8.8% in 2001). The rate is assumed to decline gradually each year to an ultimate rate of 5.5% in 2008 and thereafter. A 1% change in assumed health care cost trend rates would have the following effects:

(Dollars in thousands)	1% Increase	1% Decrease
Net periodic benefit cost	$ 74	$ (67)
Accumulated post-retirement benefit obligation	$932	$(839)

The components of net periodic benefit cost (income) are as follows:

(Dollars in thousands)	Pension Benefits 2001	Pension Benefits 2000	Pension Benefits 1999	Other Benefits 2001	Other Benefits 2000	Other Benefits 1999
Service cost	$ 1,054	$ 886	$ 1,277	$ 14	$ 13	$ 329
Interest cost	5,280	5,300	5,179	911	980	1,132
Expected return on assets	(8,241)	(8,111)	(7,660)	—	—	—
Net amortization and deferral	(72)	(93)	193	(420)	(394)	(115)
Defined contribution plans	965	1,147	709	—	—	—
	$(1,014)	$ (871)	$ (302)	$ 505	$ 599	$1,346

In addition to the defined benefit plans described above, the Company also sponsors a defined contribution plan, which covers substantially all full-time associates. The Company's matching contribution is a minimum of 50% of voluntary employee contributions of up to 6% of wages.

The Company remains contingently liable for certain post-retirement benefits of certain businesses previously sold.

NOTE F - LITIGATION

On September 23, 1999, the Company announced that a United States District Court jury in the Northern District of Illinois found that the Company willfully infringed on a patent held by Intermatic Incorporated ("Intermatic") of Spring Grove, Illinois, relating to the design of an in-use weatherproof electrical outlet cover, and awarded Intermatic $12.5 million in damages plus pre-judgment interest of approximately $1.5 million. The Company pursued a vigorous appeal and on December 17, 2001 the United States Court of Appeals ruled that, as a matter of law, Lamson & Sessions' products did not infringe Intermatic's patent and that the Company has no liability to Intermatic. The trial jury's earlier verdict in favor of Intermatic in the amount of $12.5 million, plus pre-judgment and post-judgment interest estimated to be in excess of $3 million, was reversed. Intermatic filed for a rehearing of the ruling to the Court of Appeals en banc, which was denied. Management has no knowledge of Intermatic's intention with respect to any further appeals.

During the first quarter of 2001, the Company settled its litigation against PW Eagle and received a payment of $2.05 million, (net gain of $1.6 million) representing a partial recovery of costs incurred in current and previous quarters, arising out of the failed sale of the PVC Pipe segment in 1999.

The Company is also a party to various other claims and matters of litigation incidental to the normal course of its business. Management believes that the final resolution of these matters will not have a material adverse effect on the Company's financial position, cash flows or results of operations.

NOTE G - ENVIRONMENTAL

The Company believes that its current operations and its use of property, plant and equipment conform in all material respects to applicable environmental laws and regulations presently in effect. The Company has facilities at numerous geographic locations, which are subject to a range of federal, state and local environmental laws and regulations. Compliance with these laws has, and will, require expenditures on a continuing basis.

During the second quarter of 1999, the Company reached a settlement on litigation involving environmental matters at a property sold by the Company in 1981 whereby the Company agreed to incur costs of certain remediation activities which will occur over several years. The settlement did not have a material impact on the Company's financial position or results of operations.

NOTE H - COMMON, PREFERRED, PREFERENCE STOCK

The Company has authorized 1,200,000 and 3,000,000 shares of Serial Preferred and Preference Stock, respectively, none of which is issued or outstanding at December 29, 2001 or December 30, 2000. The Company has reserved for issuance 200,000 shares of Cumulative Redeemable Serial Preference Stock, Series II, without par value ("Series II Preference Stock"), which relates to the Rights Agreement, dated as of September 8, 1998, between the Company and National City Bank (the "Rights Agreement").

Under the Company's Rights Agreement, each shareholder has the right to purchase from the Company one one-hundredth of a share of the Series II Preference Stock, subject to adjustment, upon payment of an exercise price of $44.75. The Rights will become exercisable only after a person or group acquires beneficial ownership of or commences a tender or exchange offer for 15% or more of the Company's Common Shares. Rights held by persons who exceed that threshold will be void. In the event that a person or group acquires beneficial ownership of 15% or more of the Company's Common Shares, or a 15% shareholder merges into or with the Company or engages in one of a number of self-dealing transactions, each Right would entitle its holder to purchase a number of the Company's Common Shares (or, in certain cases, common stock of an acquirer) having a market value of twice the Right's exercise price.

NOTE H – COMMON, PREFERRED, PREFERENCE STOCK – Continued

The Company's Board of Directors may, at its option, redeem all Rights for $0.01 per Right, generally at any time prior to the Rights becoming exercisable. The Rights will expire on September 20, 2008, unless earlier redeemed, exchanged or amended by the Board of Directors.

NOTE I – STOCK COMPENSATION PLANS

Under the 1994 Nonemployee Directors Stock Option Plan, the Company is authorized to issue 160,000 common shares in non-qualified stock options. The stock options become exercisable one year after date of grant and expire at the end of ten years. At December 29, 2001, a total of 69,000 shares were available for future grant of stock options under this Plan.

On May 5, 1998, the Company's 1988 Incentive Equity Performance Plan expired. At December 29, 2001, there were options outstanding under the Plan representing 994,950 shares of the Company's Common Stock. The options outstanding under the Plan may be exercised, pursuant to the terms of the stock option agreements, through April 20, 2008.

Under the 1998 Incentive Equity Plan, the Company is authorized to issue 1,950,000 incentive stock options (ISOs), non-qualified stock options, stock appreciation rights (SARs) and restricted or deferred stock. Stock options generally become exercisable, in part, one year after date of grant and expire at the end of ten years. At December 29, 2001, under this Plan, a total of 935,655 shares were available for future grant.

A summary of the status of the Company's three stock compensation plans as of December 29, 2001, December 30, 2000 and January 1, 2000, and changes during the respective years then ended, is presented below:

	2001		2000		1999	
(Shares in thousands)	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	1,874	$6.69	1,712	$6.34	1,475	$6.73
Granted	370	9.77	454	7.60	341	5.00
Exercised	(128)	5.25	(243)	5.97	—	—
Forfeited	(84)	10.19	(49)	6.39	(104)	7.66
Outstanding at end of year	2,032	$7.20	1,874	$6.69	1,712	$6.34
Options exercisable at year-end	1,410		1,197		1,118	
Weighted-average fair value of options granted during the year		$5.28		$4.01		$1.85

The following table summarizes information about options outstanding at December 29, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares at 12/29/01	Weighted-Average Remaining Contractual Life (Yrs)	Weighted-Average Exercise Price	Shares at 12/29/01	Weighted-Average Exercise Price
$ 0-5	265,250	7.07	$ 4.97	197,250	$ 4.97
5-10	1,718,550	5.72	7.39	1,188,683	6.86
10-15	38,500	7.70	10.88	20,667	10.65
15-20	10,000	8.65	17.94	3,333	17.94

NOTE I – STOCK COMPENSATION PLANS – Continued

The Company applies Accounting Principles Board Opinion No. 25 *"Accounting for Stock Issued to Employees"* and related interpretations in accounting for its stock-based plans. Accordingly, compensation cost has not been recognized for the fixed stock-based compensation plans. Had compensation expense been recognized following SFAS No. 123, *"Accounting for Stock-Based Compensation,"* the Company's pro forma net income and earnings per share would have been as follows:

(Dollars in thousands, except per share data)		Fiscal Years 2001	2000	1999
Net income	As reported	$(3,843)	$21,448	$18,788
	Pro forma	(4,507)	20,941	18,322
Basic earnings per share	As reported	$ (0.28)	$ 1.58	$ 1.40
	Pro forma	(0.33)	1.54	1.36
Diluted earnings per share	As reported	$ (0.28)	$ 1.53	$ 1.39
	Pro forma	(0.33)	1.50	1.36

For pro forma calculations, the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	2001	2000	1999
Expected volatility	57.2%	52.2%	29.8%
Risk-free interest rates	4.87%	6.05%	5.74%
Average expected life	5 years	5 years	5 years

The Company has deferred compensation plans that provide both certain executive officers and directors of the Company with the opportunity to defer receipt of bonus compensation and director fees, respectively. The Company funds these deferred compensation liabilities by making contributions to the Rabbi Trusts which invest exclusively in the Company's common shares. In accordance with Emerging Issues Task Force (EITF) 97-14 *"Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested,"* both the trust assets and the related obligation are recorded in equity at cost and offset each other.

NOTE J – EARNINGS PER SHARE CALCULATION

The following table sets forth the computation of basic and diluted earnings per share:

(Dollars and shares in thousands, except per share data)	Fiscal Years 2001	2000	1999
Basic Earnings Per Share Computation			
Net (Loss) Income	$(3,843)	$21,448	$18,788
Average Common Shares Outstanding	13,757	13,570	13,448
Basic (Loss) Earnings Per Share	$ (0.28)	$ 1.58	$ 1.40
Diluted Earnings Per Share Computation			
Net (Loss) Income	$(3,843)	$21,448	$18,788
Basic Shares Outstanding	13,757	13,570	13,448
Stock Options Calculated Under the Treasury Stock Method	—	419	34
Total Shares	13,757	13,989	13,482
Diluted (Loss) Earnings Per Share	$ (0.28)	$ 1.53	$ 1.39

NOTE K – INCOME TAXES

Components of income tax provision (benefit) reflected in the consolidated statements of income are as follows:

(Dollars in thousands)	2001	2000	1999
Current:			
Federal	$ (53)	$ 983	$ —
State and local	164	614	—
	111	1,597	—
Deferred:			
Federal	(1,379)	6,156	(7,799)
State and local	(332)	747	(1,201)
	(1,711)	6,903	(9,000)
Total	$(1,600)	$ 8,500	$(9,000)

The components of deferred taxes included in the balance sheets as of December 29, 2001 and December 30, 2000 are as follows:

	Fiscal Years	
(Dollars in thousands)	2001	2000
Deferred tax assets:		
Net operating loss carryforwards (Federal & State)	$10,094	$ 7,760
Other accruals, credits and reserves	8,499	8,062
General business and alternative minimum tax credits	3,078	3,485
Post-retirement benefits other than pensions	5,738	6,254
Total deferred assets	27,409	25,561
Deferred tax liabilities:		
Tax in excess of book depreciation	5,437	7,232
Pensions	6,649	6,070
Total deferred tax liabilities	12,086	13,302
Total net deferred tax assets	$15,323	$12,259

The Company has available federal net operating loss carryforwards totaling approximately $27.2 million, which expire in the years 2008 to 2021. The Company also has available general business tax credit carryforwards of $1.4 million, which expire through 2018 and alternative minimum tax credit carryforwards of approximately $1.7 million, which may be carried forward indefinitely.

NOTE K – INCOME TAXES – Continued

The provision for income taxes is different than the amount computed using the applicable statutory federal income tax rate with the differences summarized below:

	Fiscal Years		
(Dollars in thousands)	2001	2000	1999
Tax expense at statutory rates	$(1,905)	$10,482	$ 3,426
Adjustment due to:			
Change in valuation allowance	—	(2,600)	(11,900)
State and local income taxes	(225)	1,146	(1,201)
Non deductible goodwill	734	268	93
Other	(204)	(796)	582
	$(1,600)	$ 8,500	$ (9,000)

Income taxes paid in 2001 and 2000 were $1,256,000 and $904,000, respectively. In 1999 the Company received an income tax refund of $78,000.

NOTE L – BUSINESS SEGMENTS

The Company's reportable segments are as follows:

Carlon – Industrial, Residential, Commercial, Telecommunications and Utility Construction: The major customers served are electrical contractors and distributors, original equipment manufacturers, electric power utilities, cable television (CATV), telephone and telecommunications companies. The principal products sold by this segment include electrical and telecommunications raceway systems and a broad line of nonmetallic enclosures, electrical outlet boxes and fittings. Examples of the applications for the products included in this segment are multi-cell duct systems and HDPE conduit designed to protect underground fiber optic cables, allowing future cabling expansion and flexible conduit used inside buildings to protect communications cable. The 2000 acquisitions of Pyramid and Ameriduct are included as part of the Carlon segment.

Lamson Home Products – Consumer: The major customers served are home centers and mass merchandisers for the "do-it-yourself" home improvement market. The products included in this segment are electrical outlet boxes, liquidtight conduit, electrical fittings, chimes and lighting controls.

PVC Pipe: This business segment primarily supplies electrical, power and communications conduit to the electrical distribution, telecommunications, consumer and power utility markets. The 1/2-inch to 6-inch electrical and telecommunications conduit is made from PVC and is used to protect wire or fiber optic cables supporting the infrastructure of our power or telecommunications systems.

NOTE L – BUSINESS SEGMENTS – Continued

(Dollars in thousands)	2001	2000	1999
Net Sales			
Carlon	$188,161	$142,979	$120,975
Lamson Home Products	62,128	63,351	53,401
PVC Pipe	102,383	142,403	117,005
	$352,672	$348,733	$291,381
Operating Income (Loss)			
Carlon	$ 14,585	$ 21,687	$ 15,065
Lamson Home Products	3,724	1,856	1,135
PVC Pipe	(11,220)	20,224	5,814
Corporate Office	(906)	(9,280)	(8,668)
	$ 6,183	$ 34,487	$ 13,346
Depreciation and Amortization			
Carlon	$ 12,080	$ 5,187	$ 3,737
Lamson Home Products	2,508	2,520	2,792
PVC Pipe	3,431	3,522	3,607
	$ 18,019	$ 11,229	$ 10,136
Identifiable Assets			
Carlon	$153,194	$184,527	$ 52,326
Lamson Home Products	28,157	31,720	30,658
PVC Pipe	45,684	61,449	51,393
Corporate Office (includes deferred tax and pension assets)	46,786	42,597	48,942
	$273,821	$320,293	$183,319

Substantially all sales are made within North America. Net sales to a single customer within the Carlon and PVC Pipe segments totaled approximately 14% in 2001 and 17% in 2000 and 1999 of consolidated net sales.

	2001 Operating Income (Loss)	Net Charge (Gain)	2001 Operating Income (Loss) Excluding Net Charge (Gains)
Carlon	$ 14,585	$ 3,762	$ 18,347
Lamson Home Products	3,724	1,149	4,873
PVC Pipe	(11,220)	661	(10,559)
Corporate Office	(906)	(2,400)	(3,306)
	$ 6,183	$ 3,172	$ 9,355

The above schedule shows the operating results by segment excluding the restructuring and impairment charge of $7.7 million and net gains of $4.6 million recorded in 2001.

NOTE M – RESTRUCTURING, IMPAIRMENT CHARGE AND NET GAINS

Due to the dramatic downturn in the economy in 2001, especially in the telecommunications infrastructure market, the Company evaluated all of the Company's facilities and equipment to reduce excess capacity by eliminating or consolidating assets to more efficiently service its markets and lower its fixed cost base. As a result of this evaluation the Company has recognized a $7.7 million restructuring and impairment charge in the fourth quarter of 2001. Included in this charge is approximately $3.5 million related to the elimination of approximately 15% of the Company's HDPE capacity through disposal of several excess extrusion lines. The Company had also approved the shutdown and sale of one of its facilities. The facility (asset held for sale at December 29, 2001) was written down by $1.7 million (included in the $3.5 million charge) to its estimated fair value. In addition, several underperforming product lines in the Carlon and PVC Pipe segments have been eliminated during the fourth quarter of 2001 resulting in a $2.9 million charge. Approximately $.9 million of this charge is for obsolete inventory which is included in cost of products sold while the remainder is primarily the write-off and disposal of related manufacturing assets. Also included in the charge is $.9 million for the write-off of Corporate fixed assets that are obsolete. Finally, the Company reduced its salary workforce by approximately 17% in 2001 of which approximately 10% occurred in the fourth quarter resulting in a $.4 million charge, representing severance payments which will be paid in the first half of 2002.

The Company recognized net gains of $4.6 million in 2001 relating to the resolution of litigation ($1.6 million), changes in accounting estimates for legal and environmental liabilities ($2.3 million) and the sale of a non-strategic business ($.7 million).

NOTE N – SUMMARY OF QUARTERLY RESULTS OF OPERATIONS – (UNAUDITED)

(Dollars in thousands, except per share data)

	Net Sales	Gross Profit	Net Income	Basic (Loss) Earnings Per Common Share	Diluted (Loss) Earnings Per Common Share	Closing Market Price Per Share High	Closing Market Price Per Share Low
Fiscal 2001:							
First quarter	$ 88,641	$16,336	$ 696	$ 0.05	$ 0.05	$12.13	$ 7.32
Second quarter	96,751	17,679	701	0.05	0.05	12.10	6.64
Third quarter	90,554	13,602	(1,921)	(0.14)	(0.14)	8.45	4.00
Fourth quarter	76,726	13,783	(3,319)	(0.24)	(0.24)	5.24	3.31
Total	$352,672	$61,400	$ (3,843)	$(0.28)	$(0.28)		
Fiscal 2000:							
First quarter	$ 80,355	$21,320	$ 4,698	$ 0.35	$ 0.35	$ 8.25	$ 4.75
Second quarter	91,284	26,908	7,131	0.53	0.52	15.31	7.25
Third quarter	88,291	22,867	6,976	0.51	0.48	24.88	11.75
Fourth quarter	88,803	17,524	2,643	0.19	0.19	12.44	8.63
Total	$348,733	$88,619	$21,448	$ 1.58	$ 1.53*		

* Earnings per share were computed on a stand-alone quarterly basis for each respective quarter. Therefore, the sum of the quarters in 2000 for Diluted Earnings Per Common Share do not equal the year's total due to rounding.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

(Dollars in thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions and Other	Balance at End of Period
Year Ended December 29, 2001				
Allowances deducted from assets:				
Trade receivable allowances	$2,394	$ 422	$ 694 (A)	$ 2,122
Inventory obsolescence reserve	1,039	2,043	1,328 (B)	1,754
Other current and long-term assets	800	492	303	989
Accounts and loss reserves included in current and long-term liabilities	3,968	1,750	344 (C)	5,374
Year Ended December 30, 2000				
Allowances deducted from assets:				
Trade receivable allowances	$2,078	$ 817	$ 501 (A)	$ 2,394
Inventory obsolescence reserve	1,030	1,396	1,387 (B)	1,039
Other current and long-term assets	450		(350)	800
Accounts and loss reserves included in current and long-term liabilities	3,680	500	212 (C)	3,968
Year Ended January 1, 2000				
Allowances deducted from assets:				
Trade receivable allowances	$2,924	$ 574	$1,420 (A)	$ 2,078
Inventory obsolescence reserve	1,189	1,369	1,528 (B)	1,030
Other current and long-term assets	450			450
Accounts and loss reserves included in current and long-term liabilities	5,404		1,724 (C)	3,680

Note A – Principally write-off of uncollectible accounts and disputed items, net of recoveries.

Note B – Principally the disposal of obsolete inventory.

Note C – Principally payments on contractual obligations for previously-owned businesses.

Item 9. DISAGREEMENTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

(a) Directors

The information set forth under the caption "Election of Directors" in the Company's definitive proxy statement for its Annual Meeting of Shareholders to be held April 26, 2002 is hereby incorporated by reference.

(b) Executive Officers – See Part I

(c) Compliance with Section 16(a) of the Exchange Act.

The information set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive proxy statement for its Annual Meeting of Shareholders to be held April 26, 2002 is hereby incorporated by reference.

Item 11. EXECUTIVE COMPENSATION

The information set forth under the caption "Executive Compensation" in the Company's definitive proxy statement for its Annual Meeting of Shareholders to be held April 26, 2002 is hereby incorporated by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information set forth under the captions "Ownership of the Company's Common Shares," "Election of Directors" and "Security Ownership of Management" in the Company's definitive Proxy Statement for its Annual Meeting of Shareholders to be held April 26, 2002 is hereby incorporated by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the past fiscal year, the Company, in the normal course of business, utilized the services of the law firm of Jones, Day, Reavis & Pogue, in which Mr. Coquillette, a director of the Company, is a partner. The Company plans to continue using the services of the firm in 2002.

PART IV

Item 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) The following documents are filed as part of this report:

Consolidated financial statements of The Lamson & Sessions Co. and Subsidiaries are included in Item 8 of this report:

1. Financial Statements

   Consolidated Statements of Operations for Fiscal Years Ended 2001, 2000 and 1999.

   Consolidated Statements of Cash Flows for Fiscal Years Ended 2001, 2000 and 1999.

   Consolidated Balance Sheets at December 29, 2001 and December 30, 2000.

   Consolidated Statements of Shareholders' Equity for Fiscal Years Ended 2001, 2000 and 1999.

   Notes to Consolidated Financial Statements.

2. Financial Statement Schedule

   Schedule II – Valuation and Qualifying Accounts and Reserves.

   All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

3. The exhibits listed in the accompanying Exhibit Index and required by Item 601 of Regulation S-K (numbered in accordance with Item 601 of Regulation S-K) are filed or incorporated by reference as part of this Report.

(b) Reports on Form 8-K

None.

(c) Exhibits – See 14(a) 3.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this March 5, 2002.

THE LAMSON & SESSIONS CO.

By: /s/ James J. Abel

James J. Abel
Executive Vice President, Secretary, Treasurer and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated as of February 20, 2002.

Signature	Title
/s/ John B. Schulze John B. Schulze	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
/s/ James J. Abel James J. Abel	Executive Vice President, Secretary, Treasurer and Chief Financial Officer (Principal Financial Officer)
/s/ Lori L. Spencer Lori L. Spencer	Vice President and Controller (Principal Accounting Officer)
/s/ James T. Bartlett* James T. Bartlett*	Director
/s/ Francis H. Beam, Jr.* Francis H. Beam, Jr.*	Director
/s/ Martin J. Cleary* Martin J. Cleary*	Director
/s/ William H. Coquillette* William H. Coquillette*	Director
/s/ John C. Dannemiller* John C. Dannemiller*	Director
/s/ George R. Hill* George R. Hill*	Director
/s/ A. Malachi Mixon, III* A. Malachi Mixon, III*	Director

Signature	Title
/s/ John C. Morley* John C. Morley*	Director
/s/ D. Van Skilling* D. Van Skilling*	Director

* The undersigned, by signing his name hereto, does sign and execute this Annual Report on Form 10-K pursuant to a Power of Attorney executed on behalf of the above-named directors of The Lamson & Sessions Co. and filed herewith as Exhibit 24 on behalf of The Lamson & Sessions Co. and each such person.

March 5, 2002

By: /s/ James J. Abel
James J. Abel, Attorney-in-fact

EXHIBIT INDEX

Management Contracts and Compensatory Plans required to be filed pursuant to Item 14 of Form 10-K are identified with an asterisk (*).

Exhibit No.	Description of Document
3(a)	Amended Articles of Incorporation of the Company (incorporated by reference to Exhibit 4(a) to the Company's Registration Statement on Form S-8 (Registration No. 333-32875) filed with the Securities and Exchange Commission on August 5, 1997).
3(b)	Amended Code of Regulations of the Company (incorporated by reference to Exhibit 3(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (the "first quarter 2001 Form 10-Q")).
4(a)	Form of Rights Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on September 9, 1998).
4(b)	Rights Agreement, dated as of September 8, 1998, by and between the Company and National City Bank (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on September 9, 1998).
*10(a)	Form of Three-Year Executive Change-in-Control Agreement between the Company and certain executive officers (incorporated by reference to Exhibit 10(b) to the Company's Annual Report on Form 10-K for the year ended January 1, 2000).
*10(b)	Form of Two-Year Executive Change-in-Control Agreement between the Company and certain executive officers (incorporated by reference to Exhibit 10(c) to the Company's Annual Report on Form 10-K for the year ended January 1, 2000).
*10(c)	Form of Indemnification Agreement between the Company and the Directors and certain officers (incorporated by reference to Exhibit 10(g) to the Company's Annual Report on Form 10-K for the year ended December 31, 1994).
10(d)	Asset Purchase Agreement between Iochpe-Maxion Ohio, Inc. and The Lamson & Sessions Co. dated as of May 4, 1994 (incorporated by reference to Exhibit 10 to the Company's Current Report on Form 8-K dated as of May 27, 1994).
10(e)	Share Purchase Agreement, dated as of August 20, 2000, by and among the Company, Pyramid Industries, Inc. and the shareholders of Pyramid Industries, Inc. (incorporated by reference to Exhibit 2 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 6, 2000).
10(f)	Share Purchase Agreement, dated as of December 6, 2000, by and among the Company, Ameriduct Worldwide, Inc. and the shareholders of Ameriduct Worldwide, Inc. (incorporated by reference to Exhibit 2 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 2, 2001).
10(g)	Amended and Restated Credit Agreement, dated as of December 15, 2000, among the Company, the Guarantors party thereto, the Lenders party thereto, National City Bank, as Syndication Agent, Bank of America, N.A., as Documentation Agent and Harris Trust and Savings Bank as Administrative Agent (incorporated by reference to Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2001 (the "third quarter 2001 Form 10-Q")).
10(h)	First Amendment to the Amended and Restated Credit Agreement, entered into as of August 1, 2001, among the Company, the Guarantors party thereto, the Lenders party thereto and Harris Trust and Savings Bank, as Administrative Agent for the Lenders (incorporated by reference to Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001).
10(i)	Second Amendment to the Amended and Restated Credit Agreement, entered into as of October 31, 2001, among the Company, the Guarantors party thereto, the Lenders party thereto and Harris Trust and Savings Bank, as Administrative Agent for the Lenders (incorporated by reference to Exhibit 10(b) to the third quarter 2001 Form 10-Q).
10(j)	Mortgage and Security Agreement, dated October 29, 1993, between The Lamson & Sessions Co. and PFL Life Insurance Company (incorporated by reference to Exhibit 10(j) to the Company's Annual Report on Form 10-K for the year ended January 1, 1994).
*10(k)	Form of Amended and Restated Supplemental Executive Retirement Agreement dated as of March 20, 1990 between the Company and certain of its executive officers (incorporated by reference to Exhibit 10(e) to the Company's Annual Report on Form 10-K for the year ended December 30, 1995).

Exhibit No.	Description of Document
*10(l)	First Amendment to The Lamson & Sessions Co. Amended and Restated Supplemental Retirement Agreement, effective January 1, 2000 (incorporated by reference to Exhibit 10(ak) to the Company's Annual Report on Form 10-K for the year ended January 1, 2000).
*10(m)	1988 Incentive Equity Performance Plan (as amended and restated as of February 26, 1998) (incorporated by reference to Exhibit 4(c) of the Company's Registration Statement on Form S-3 (Registration No. 333-65795) filed with the Securities and Exchange Commission on October 16, 1998).
*10(n)	Amendment No. 3 to The Lamson & Sessions Co. 1988 Incentive Equity Performance Plan (as amended and restated as of February 26, 1998) (incorporated by reference to Exhibit 10(am) to the Company's Annual Report on Form 10-K for the year ended January 1, 2000).
*10(o)	Amendment No. 4 to The Lamson & Sessions Co. 1988 Incentive Equity Performance Plan (as amended and restated as of February 26, 1998), dated as of October 19, 2000 (incorporated by reference to Exhibit 10(d) to the first quarter 2001 Form 10-Q).
*10(p)	Form of two-year non-qualified stock option agreement under the Company's 1988 Incentive Equity Performance Plan (incorporated by reference to Exhibit 10(e) to the third quarter 2001 Form 10-Q).
*10(q)	Form of three-year non-qualified stock option agreement under the Company's 1988 Incentive Equity Performance Plan (incorporated by reference to Exhibit 10(f) to the third quarter 2001 Form 10-Q).
*10(r)	1998 Incentive Equity Plan (as amended and restated as of April 27, 2001) (incorporated by reference to Appendix A of the Company's Proxy Statement dated March 23, 2001).
*10(s)	Form of two-year non-qualified stock option agreement under the Company's 1998 Incentive Equity Plan (incorporated by reference to Exhibit 10(c) to the third quarter 2001 Form 10-Q).
*10(t)	Form of three-year non-qualified stock option agreement under the Company's 1998 Incentive Equity Plan (incorporated by reference to Exhibit 10(d) to the third quarter 2001 Form 10-Q).
*10(u)	The Company's Long-Term Incentive Plan (incorporated by reference to Exhibit 10(h) to the Company's Annual Report on Form 10-K for the year ended December 28, 1996).
*10(v)	Amendment No. 1 to The Lamson & Sessions Co. Long-Term Incentive Plan, effective January 1, 2000 (incorporated by reference to Exhibit 10(an) to the Company's Annual Report on Form 10-K for the year ended January 1, 2000).
*10(w)	The Lamson & Sessions Co. Deferred Savings Plan (as amended and restated as of February 17, 1998 by Amendments 1-6) (incorporated by reference to Exhibit 4(c) to the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on February 26, 1998 (Registration No. 333-46953).
*10(x)	Amendment No. 7 to The Lamson & Sessions Co. Deferred Savings Plan (incorporated by reference to Exhibit 10(a) to the first quarter 2001 Form 10-Q).
*10(y)	Amendment No. 8 to The Lamson & Sessions Co. Deferred Savings Plan (incorporated by reference to Exhibit 10(b) to the first quarter 2001 Form 10-Q).
*10(z)	Amendment No. 9 to The Lamson & Sessions Co. Deferred Savings Plan (incorporated by reference to Exhibit 10(c) to the first quarter 2001 Form 10-Q).
*10(aa)	The Lamson & Sessions Co. Nonemployee Directors Stock Option Plan, as amended and restated as of July 19, 2001 (incorporated by reference to Exhibit 10(g) to the third quarter 2001 Form 10-Q).
*10(bb)	Form of non-qualified stock option agreement under the Company's Nonemployee Directors Stock Option Plan (incorporated by reference to Exhibit 10(h) to the third quarter 2001 Form 10-Q).
*10(cc)	The Lamson & Sessions Co. Deferred Compensation Plan for Nonemployee Directors, as amended and restated as of October 18, 2001 (incorporated by reference to Exhibit 10(i) to the third quarter 2001 Form 10-Q).
*10(dd)	The Lamson & Sessions Co. Deferred Compensation Plan for Executive Officers, as amended and restated as of October 18, 2001 (incorporated by reference to Exhibit 10(j) to the third quarter 2001 Form 10-Q).
21	Subsidiaries of the Registrant, filed herewith.
23	Consent of Independent Auditors, filed herewith.
24	Powers of Attorney, filed herewith.

Corporate Information

Board of Directors

John B. Schulze
Chairman of the Board, President and Chief Executive Officer, Lamson & Sessions

James T. Bartlett ‡
Managing Director, Primus Venture Partners, Private investments

Francis H. Beam, Jr. †‡
Retired President, Pepper Capital Corp., Venture capital firm

Martin J. Cleary †
Retired President and Chief Operating Officer, The Richard E. Jacobs Group, Real estate developer

William H. Coquillette, Esq.
Partner, Jones, Day, Reavis & Pogue Law firm

John C. Dannemiller ‡
Retired Chairman of the Board, Applied Industrial Technologies, Distributor of bearings, power transmission components and other related products

Dr. George R. Hill †
Senior Vice President, The Lubrizol Corporation, Full-service supplier of performance chemicals to worldwide transportation and industrial markets

A. Malachi Mixon, III ‡
Chairman of the Board and Chief Executive Officer, Invacare Corporation, Manufacturer and distributor of home health care products

John C. Morley †
President, Evergreen Ventures LTD, Private investment company

D. Van Skilling ‡
Retired Chairman and Chief Executive Officer, Experian Information Solutions, Inc., Supplier of credit, marketing and real estate information and decision support systems

† Audit Committee
‡ Compensation and Organization Committee

Officers

John B. Schulze
Chairman of the Board, President and Chief Executive Officer

James J. Abel
Executive Vice President, Secretary, Treasurer and Chief Financial Officer

Norman E. Amos
Vice President

Albert J. Catani, II
Vice President

Eileen E. Clancy
Vice President

William H. Coquillette, Esq.
Assistant Secretary

Donald A. Gutierrez
Senior Vice President

Charles W. Hennon
Vice President and Chief Information Officer

Lori L. Spencer
Vice President and Controller

Norman P. Sutterer
Vice President

Corporate Headquarters
Lamson & Sessions
25701 Science Park Drive
Cleveland, Ohio 44122-7313
Telephone (216) 464-3400
Fax (216) 464-1455

Transfer Agent & Registrar
National City Bank
Corporate Trust Department
P.O. Box 92301
Cleveland, Ohio 44193-0900
1-800-622-6757

Common Stock
Shares of Lamson & Sessions Common Stock are traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol: LMS.

Annual Meeting
Shareholders are encouraged to attend the annual meeting of shareholders, which will be held at the Wyndham Cleveland Hotel, 1260 Euclid Avenue, Cleveland, Ohio, on Friday, April 26, 2002, at 9:00 a.m. local time.

Form 10-K
A copy of the Company's Form 10-K (without exhibits) for the year 2001 as filed with the Securities and Exchange Commission is included as part of this report. Financial reports and recent filings with the Securities and Exchange Commission, including Form 10-K, as well as other Company information, are available via the Internet at http//www.lamson-sessions.com. (*Click Investor Relations, SEC Filings*)

Product Information
For product information, please call 1-800-321-1970.



LAMSON & SESSIONS

25701 Science Park Drive
Cleveland, Ohio 44122-7313
216-464-3400
http://www.lamson-sessions.com